Execution Form

EquityLine Services Corp. as Manager and EquityLine Capital (Delaware) LP
MANAGEMENT AND ADMINISTRATION AGREEMENT September 8, 2020

Article 1 APPOINTMENT AND ACKNOWLEDGMENT OF MANAGER	1
1.01 Appointment of Manager	1
1.02 Acknowledgment of Manager	1
1.03 Replacement/Resignation of Manager	2
1.04 Other Activities of Manager; Investment Opportunities	2
1.05 Intellectual Property	2
Article 2 DUTIES AND FUNCTIONS OF MANAGER	3
2.01 Management Services	3
2.02 General Administration Functions; Accounting, Payments and Records	4
2.03 Insurance	5
2.04 Accounts	6
Article 3 DELEGATION AND RECOURSE	6
3.01 Delegation	6
3.02 Liability for Delegation	6
Article 4 FEES AND EXPENSES	6
4.01 Calculation of Management Fees	6
4.02 Taxes Relating to Fees	7
4.03 Manager’s Costs and Expenses	7
Article 5 STANDARD OF CARE AND INDEMNITY	8
5.01 Standard of Care	8
5.02 Standard of Care	8
Article 6 REPRESENTATIONS, WARRANTIES AND COVENANTS	9
6.01 Representations and Warranties	9
6.02 Covenants	10
Article 7 EFFECTIVE PERIOD, TERMINATION, ASSIGNMENT AND AMENDMENT	10
7.01 Effective Period	10
7.02 Termination	10
7.03 Transition or Termination	11
7.04 Assignment	11
7.05 Amendment	11
Article 8 GENERAL	11
8.01 Notice	11
8.02 Schedules	12
8.03 Interpretation	12
8.04 Calculation of Time Periods	12
8.05 Entire Agreement	12
8.06 Arbitration	12
8.07 Governing Laws	13

MANAGEMENT AND ADMINISTRATION AGREEMENT

THIS AGREEMENT effective as of the 8th day of September, 2020

BETWEEN:

EquityLine Service Corp., a corporation existing under the laws of Ontario

(hereinafter referred to as the “Manager”)

OF THE FIRST PART,

- and -

EquityLine Capital (Delaware) LP, a Delaware limited partnership by its general partner EquityLine Capital (Delaware) LCC, a Delaware limited liability company (the “General Partner”)

(hereinafter referred to as the “US LP”)

OF THE SECOND PART,

Article 1
APPOINTMENT AND ACKNOWLEDGMENT OF MANAGER

1.01	Appointment of Manager

The US LP hereby appoints the Manager to manage and control (whether directly or indirectly) the investments and activities of the US LP and to provide or to cause to be provided administrative and management services, and as appropriate, act as agent or trustee for the US LP, as set out in Article 2 hereof, subject to the limitations and restrictions set forth in this Agreement.

1.02	Acknowledgment of Manager
(1)	The Manager hereby accepts the appointment as manager to manage and control the business operations of the US LP comprising the activity of the US LP (and the making of investments in accordance with Article 2 hereof) and agrees to be bound by the terms hereof. The Manager hereby acknowledges that all activities engaged in by the Manager either (i) as agent or trustee for and on behalf of the US LP, where the undertaking of such duties and responsibilities requires that it be undertaken in an agency capacity; or (ii) as an independent contractor providing management services to its customer, the US LP will be undertaken subject to the terms of this Agreement.
(2)	The US LP will extend to the Manager such cooperation and assistance as may be reasonably required to carry out the duties hereunder; provided, however, that the parties shall be deemed to be independent contractors and the employees of one shall not be deemed to be the employees of the other. Furthermore, this Agreement is not intended by the parties to constitute or create a joint venture, partnership, or any other formal business organization of any kind between the US LP and the Manager as to the matters dealt with in this Agreement, other than an agency and/or trustee relationship and/or a contractor–customer arrangement, and the rights and obligations of the parties shall be only those expressly set forth herein.

1.03	Replacement/Resignation of Manager
(1)	Except as described in Article 7, the US LP may not replace the Manager as the manager, or as trustee and nominee, for the US LP. Upon any such valid replacement, if necessary, the Manager will transfer and assign any investments held for the US LP to a validly appointed replacement manager and, if required, trustee and nominee, and resign as manager, agent, trustee and nominee upon such replacement.
(2)	The Manager may resign as the manager at any time upon providing 90 days’ prior written notice to the US LP. Upon resignation, the Manager must propose a successor manager.
(3)	The foregoing shall be subject to the requirement that the Manager continues to have those rights of indemnity, and those rights to the payments and fees provided, under the terms of this Agreement following the replacement or resignation of the Manager, and this Agreement shall remain in force and effect for such purpose.
1.04	Other Activities of Manager; Investment Opportunities

The US LP acknowledges and agrees that:

(a)	the Manager is (or may in the future be) be engaged in or affiliated with other entities that engage in real estate and Mortgage investment;
(b)	the US LP may invest in investments owned, identified by, invested in and managed by affiliates of the Manager;
(c)	neither the Manager nor any of the Manager’s employees, officers, directors, Affiliates or associates shall be required to devote their full time and business efforts to the duties of the Manager specified in this Agreement, but instead shall devote only so much of such time and efforts as the Manager reasonably deems necessary;
(d)	the Manager and its affiliates are engaged in the business of investing in, acquiring and/or managing investments and businesses for the Manager’s own account, for the account of its affiliates and associates, and for the account of unaffiliated parties, and understands that the Manager plans to continue to be engaged in such business (and other business and investment activities) during the term of this Agreement; and
(e)	no aspect or element of such activities on its own account or for others than the US LP shall be deemed to be engaged in for the benefit of the US LP or any current or future subsidiaries of the US LP, nor to constitute a conflict of interest.
1.05	Intellectual Property

Any tools, techniques, software and methodologies derived from, or used by, the Manager shall remain the property of the Manager at all times. The US LP acknowledges that during the Term, it may acquire information which is confidential to the Manager and which information is the exclusive property of the Manager. The US LP covenants and agrees with the Manager that during the Term or at any time thereafter it shall keep confidential such information and shall not use it for its own purposes or any other purposes not intended by the Manager, unless release thereof is agreed to by the Manager or required by law, or until such time as the information ceases to be confidential (other than by reason of disclosure of such information in any manner by the US LP).

Article 2

DUTIES AND FUNCTIONS OF MANAGER

2.01	Management Services
(a)	The Manager shall provide full management services for the US LP in relation to the business and activity of the US LP, consisting of the day-to-day supervision, management and operation of investments in accordance with Schedule “B”.
(b)	As to the management of the portfolio of portfolio investments, the Manager will:
(i)	undertake the day-to-day management, including the following:
(A)	preparation of a monthly report on the costs and expenses incurred by the US LP, the balance of the US LP’s bank accounts and the contributions and distributions during the previous month, such report to be delivered by the 15th of each calendar month using data from the previous month;
(B)	quarterly unaudited accounting and reporting of the performance of the portfolio investments and the activity of the US LP, such quarterly report or review to be prepared by the 5th day after the last day of each of April, July, October in each calendar year during the Term; and
(C)	quarterly reviews of (i) the portfolio; and (ii) each portfolio investment, such quarterly report or review to be prepared by the 20th day of each April, July, October in each calendar year during the Term;
(ii)	manage the minimization of losses, including the monitoring of all investments which form the activity of the US LP, and with credit oversight pursuant to the credit and collection policy of the US LP and manager in furtherance of appropriate monitoring and oversight for similar businesses;
(iii)	prepare an annual report and review of the activity of the US LP, including audited financial statements;
(iv)	recommend to the US LP and manage the payments to the limited partners of the US LP.
(c)	As to the general management of the portfolio of investments, the Manager will do the following:
(i)	undertaking matters in relation to: (i) the proactive investment origination (identification and evaluation of prospects, relationship management with prospects, investment opportunity evaluation and initial due diligence, etc.); and (ii) the acquisition of investments forming the activity of the US LP;
(ii)	evaluation of investment proposals from brokers, agents and other sources;
(iii)	negotiation, preparation and presentation of investment documentation, including negotiation of terms and conditions;

(iv)	coordinating and supervising the provision of services of any person or company retained on behalf of or as agent of the US LP or including Mortgage brokerage and administration;
(v)	enforcing any rights of the US LP or defending any claims made against the US LP on such terms and conditions as the Manager may in its sole discretion deem satisfactory;
(vi)	taking all such action as may be required to maintain the existence of the US LP; and
(vii)	providing such other advice and services as the US LP may from time to time request in connection with the activity of the US LP and the investments held.
2.02	General Administration Functions; Accounting, Payments and Records

The Manager shall:

(a)	at all times maintain appropriate books of account and records for the US LP in accordance with good accounting practice. The US LP shall have the right at all reasonable times and intervals to cause such inspection of the books and records so maintained by the Manager to be made as may be reasonable under the circumstances. The Manager shall make available to the accountants or auditors of the US LP such information and material as may be required by such accountants for the purposes of their review engagement and shall otherwise give such cooperation as may be reasonably necessary for such accountants or auditors to carry out their duties in accordance with the provisions hereof;
(b)	deliver or cause to be delivered financial information and reports in the form and at the times as are reasonably required;
(c)	provide the clerical, administrative and operational services necessary for the proper head office administration of the US LP, including, without limitation, provision of office accommodation and office equipment and facilities and personnel for the performance of such head office services, in accordance with the provisions hereof and any shareholders agreement and provision of such other facilities as may be required for the purpose of fulfilling the Manager’s duties hereunder;
(d)	perform the duties of keeping accounts and records of banking activities of the activity of the US LP and the investments (coordinated as required with a Mortgage administrator);
(e)	prepare and file all tax and securities laws returns and filings required to be filed in connection with the activity of the US LP and the investments and determine tax instalments payable, if any;
(f)	deal with and reply to all correspondence and other communications addressed to the US LP or relating to the activity of the US LP and the investments;
(g)	maintain and permit any duly authorized representative of the US LP to inspect documents or records kept in the possession of the Manager in connection with the activity of the US LP and the investments;

(h)	maintain all of the books, records, materials or otherwise, created or arising in connection with the provision of the management services hereunder, for and on behalf of the US LP, subject to appropriate systems designed to ensure the continuation of the management activities provided for hereunder, despite occurrences such as systems breakdown, natural disasters and similar events; such steps shall be taken and measures maintained in accordance with reasonable and usual practice in the industry, and should specifically provide for regular testing of the business recovery system and the Manager will provide notification to the US LP of the completion of each regular test, and of any material change to its business resumption and contingency plans which has the possibility or likelihood of seriously impacting the provision of the management services hereunder;
(i)	ensure that the maintenance of all books, records, and the receipt and disbursement of any information by or on behalf of the US LP meets privacy, security and confidentiality standards which are in compliance with all privacy legislation, and is in compliance with the laws, statutes, regulations and guidelines governing the US LP, and making available for audit and inspection all such books, records and materials, to the US LP;
(j)	be responsible for all capital market activities, including all activities in relation to the offering of securities of the US LP in accordance with the applicable provisions of the US LP’s offering documents (whether under prospectus or otherwise) and articles of the US LP and by-laws and the laws of all relevant and applicable jurisdictions;
(k)	actively and regularly evaluate the investment Portfolio in the context of the investment aims of the US LP and monitor regularly on an ongoing basis the US LP’s compliance with applicable laws and regulatory requirements;
(l)	negotiate contractual arrangements with third-party providers of services to the US LP including, but not limited to, registrars, transfer agents, auditors and printers, and appoint, supervise and remove such third-party service providers and any replacements upon such terms as the Manager shall think fit;
(m)	manage and administer the payment to be made by the US LP to its providers of goods and services;
(n)	recommend to the board of directors of the General Partner the amount of distributions to be made by the US LP to holders of shares, if necessary;
(o)	do all such acts (including such advising and management services with respect to the Mortgage portfolio), take all such proceedings, execute all such documents and exercise all such rights and privileges, although not specifically mentioned here, as the Manager may deem necessary or ancillary to administer the US LP and its affairs, and to carry out the purposes of the US LP.
2.03	Insurance

The Manager covenants to, at the expense of the US LP, administer and maintain insurance, on a commercially reasonable basis, as the Manager reasonably determines is necessary or desirable for the US LP, having regard to the activity of the US LP and the investments, taking into account insurance held as to such investments.

2.04	Accounts
(a)	The Manager covenants to undertake all collection activities for, and deposit the funds as received by, the US LP, in the form collected, to the US LP trust account, to be received, held and deposited in trust and disbursed in accordance with the terms of this Agreement.
(b)	At no time will collections be received, held, deposited or disbursed other than in accordance with the requirements of this Agreement, and specifically deposits to the designated trust collection account are to be impressed with a trust in favour of the US LP.
(c)	The Manager covenants to: (i) maintain accounts of the US LP in United States or Canadian dollars and such other currencies as the Manager deems necessary; and (ii) to engage in currency and other hedging agreements as appropriate depending on the income and obligations of the US LP in relation to the investments.

Article 3
DELEGATION AND RECOURSE

3.01	Delegation

The Manager shall be entitled to delegate the whole or any part or parts of its functions, powers, duties and obligations under this Agreement to any affiliate or any other Person, which, in each case, possesses the reasonably necessary capabilities for the management and administration of one or more investments as determined by the Manager but specifically as required to deal with Mortgage brokerage and administration requirements pursuant to applicable law.

3.02	Liability for Delegation

The Manager shall remain liable for any act or omission of any Person so delegated under Section 3.01 as if such act or omission were the Manager’s own. The Manager shall not be liable for any act or omission of any Person, and shall have no liability in relation thereto simply by reason of being the Manager provided, however, that nothing herein shall absolve the Manager of any liability, losses, claims or damages, resulting from the gross negligence of, fraudulent act by, material breach of this Agreement or wilful misconduct of the Manager.

Article 4
FEES AND EXPENSES

4.01	Calculation of Management Fees
(a)	Base Management Fee:

i) Subject to adjustments and set-off in accordance with Section 4.02 below, as remuneration for its services to be rendered hereunder, the US LP shall pay to the Manager a fee (the “Management Fee”) equal to ½ of 1% per annum of the Aggregate Funded and Committed Assets of the US LP, calculated daily, aggregated and paid monthly in arrears, plus applicable taxes.

ii) The Management Fee (together with all applicable taxes) shall be payable monthly to the Manager on the last business day of each month, in arrears.

iii) Adjustments with respect to any overpayment or underpayment of the Management Fee shall be calculated as aforesaid for each Management Year and shall be made on the basis of the annual financial statements for the US LP, within 30 days of the delivery thereof to the shareholders.

iv) The Manager may reduce, waive or defer management fees for any class of units of the US LP as it shall determine in its sole discretion.

(b) Lender Fee: The Manager may retain the fees paid by a mortgagor for any mortgage funded where that fee is charged as a mortgage origination and servicing fee and is paid by the mortgagor at the time of the negotiation, funding or renewal of the mortgage asset.

( c) Manager Execution Fee and Bonus Fee Participation: The Manager is entitled to be paid the amount of 2% of the amount advanced on any directly originated mortgage or purchase price of any real estate assets that are invested in by the Partnership and is also entitled to the sharing of revenue and distributions as proved in s. 3.6 of the Limited Partnership Agreement as a “Bonus Fee”.

4.02	Taxes Relating to Fees

All of the Manager Fees will be exclusive of any applicable sales tax and other applicable taxes, which will be collected and required to be paid in addition to the Manager Fees.

4.03	Manager’s Costs and Expenses
(a)	Subject to the other provisions of this Section 4.03, in addition to the Management Fee, the Manager is entitled to be reimbursed by the US LP for expenses incurred in performing its obligations under this Agreement, including:
(b)	The Manager will be responsible for all of its own day to day operating and administrative expenses, including overhead and compensation of employees, professional staff and advisors, and the cost of office space, office equipment, communications, utilities and other such normal overhead expenses whether incurred by the Manager or an agent thereof (collectively, the “Manager Operating Expenses”), except to the extent that legal, accounting or other specialized consulting or professional services are required that the Manager would not normally be expected to render with its own professional staff.
(c)	The US LP will be responsible for the costs and expenses of organizing the US LP and undertaking the offering of units, including, but not limited to, document preparation, legal, accounting, printing, filing, travel and other organizational expenses (“Offering and Organizational Expenses”).
(d)	The Manager will pay all expenses directly related to its own operations only, and the US LP acknowledges and agrees that:
(i)	financial reporting costs, and mailing and printing expenses for periodic reports to securityholders and other securityholder communications including marketing and advertising expenses will be paid by the US LP as an additional charge;
(ii)	expenses for custodians, transfer agents, outside counsel, ratings agents, valuators, accountants and other professional advisors and all extraordinary professional fees incurred in connection with the portfolio investments and the fees paid to a trustee for holding the investments will be paid by the US LP as an additional charge;

(iii)	ongoing regulatory filing fees, license fees and other fees (including in respect of the US LP, stock exchange fees, corporate filing fees and listing fees) will be paid by the US LP as an additional charge;
(iv)	any additional fees payable to the Manager for performance of extraordinary services on behalf of the US LP will be paid by the US LP as an additional charge;
(v)	any director and officer liability or other insurance, litigation or indemnification expenses, expenses of any advisory committee, expenses incurred in connection with meetings of the US LP will be paid by the US LP as an additional charge;
(vi)	any governmental charges levied against the US LP or the investments and all expenses incurred in connection with any tax audit, investigation, settlement or review of the investments will be paid by the US LP as an additional charge;
(vii)	interest on and fees and expenses arising out of all borrowings made for the portfolio investments as permitted under the terms hereof will be paid by the US LP as an additional charge;
(viii)	the costs of prosecuting or defending any legal action for or against the investments or the Manager including any expenses incurred in connection with any foreclosure proceedings and any other legal proceedings in which the Manager participates on behalf of the US LP for the purpose of protecting the property of the US LP, including without limitation, costs associated with the enforcement of Mortgage, will be paid by the US LP as an additional charge;
(ix)	all out-of-pocket expenses incurred by the US LP or the Manager in connection with sourcing, identifying, managing and disposing of investments, whether or not consummated, including fees and expenses of third party advisors in connection therewith will be paid by the US LP as an additional charge;
(x)	other administrative expenses of the US LP will be paid by the US LP as an additional charge; and
(xi)	the costs and expenses incurred by the Manager in connection with the preparation of any budgets, statements, schedules, computations and other reports required to be provided by the Manager under this Agreement are to the account of the Manager.

Article 5
STANDARD OF CARE AND INDEMNITY

5.01	Standard of Care

The Manager shall act on a basis which is fair and reasonable and exercise its powers and duties under this Agreement, honestly, prudently, in good faith and in the best interests of the US LP and, in connection therewith, shall exercise the degree of care, diligence and skill that might reasonably be expected from a prudent manager of a business of similar nature, having similar responsibilities, and in the same general business.

5.02	Standard of Care
(a)	The US LP agrees that the Manager and its directors, officers, employees and representatives (each, a “US LP Indemnitee”, and collectively the “US LP Indemnitees”), shall not be liable, responsible or accountable, in damages or otherwise, to the US LP for any default, failure or defect in the portfolio held by the US LP or for any act performed, or failure to act, by the Manager within the scope of the authority conferred on the Manager by this Agreement, unless such act or omission constitutes wilful misconduct, bad faith, negligence, breach of its standard of care owed under this Agreement or material breach or default of its obligations under this Agreement.
(b)	The Manager may in its discretion seek and rely upon the advice of investment counsel, portfolio managers, financial consultants, brokers, accountants, lawyers and other professional or financial advisors but shall not be bound by such advice and shall not be liable provided it has complied with the obligations imposed by Section 5.01 for acting or failing to act in accordance with such advice. The Manager shall not be liable for any loss of or depreciation in any investment or for any other act or omission provided it has complied with the obligations imposed by Section 5.01.
(c)	To the extent permitted by applicable law, the US LP shall indemnify and hold harmless the US LP Indemnitees from and against any loss (other than loss of profits), expense, damage or injury suffered or sustained by any of the US LP Indemnitee by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the US LP or in furtherance of the interests of the US LP, including but not limited to any judgment, award, settlement, reasonable attorneys’ fees and disbursements and other costs or expenses incurred in connection with the defence of any actual or threatened action, proceeding or claim (a “Claim”), and including any payments made by the Manager to any of its officers or directors pursuant to an indemnification provision no broader than this Section 5.02, if the acts, omissions or alleged acts or omissions upon which such Claim is based were within the scope of the authority of the Manager in accordance with this Agreement and were not the result of such US LP Indemnitee’s wilful misconduct, bad faith, negligence, breach by the US LP Indemnitee of its standard of care owed under this Agreement, or breach or default by the US LP Indemnitee of its obligations under this Agreement. A US LP Indemnitee shall not consent to entry of any judgment, or enter into any settlement without the prior approval of the US LP, which approval shall not be unreasonably withheld. Any such indemnification shall only be from the assets of the US LP. The provisions of this Section 5.02 are not designed to replace or supersede provisions relating to exculpation and/or indemnity contained in other agreements to which the Manager is a party.

Article 6

REPRESENTATIONS, WARRANTIES AND COVENANTS

6.01	Representations and Warranties
(a)	The Manager represents and warrants that:
(i)	the Manager is a corporation validly subsisting under the laws of Ontario and is duly qualified in every jurisdiction where its obligations hereunder require it to be so qualified; and
(ii)	the execution and delivery of and compliance with this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Manager and that this Agreement has been duly executed and when delivered, will constitute a valid and binding agreement in accordance with its terms.
6.02	Covenants

The Manager hereby covenants and agrees with the US LP that:

(a)	it will, subject to the express terms of this Agreement and the provisions of the policies and business plan of the US LP, carry out the duties hereunder in a proper, prudent and efficient manner;
(b)	it will duly and punctually complete or cause to be completed all of the matters herein and in the US LP policies and business plan provided for;
(c)	it will from time to time execute and deliver any and all documents, statements, instruments of further assurance and other instruments and will take other or further action reasonably necessary or advisable to accomplish the purposes of this Agreement; and
(d)	it will not take any action that would, to the knowledge of the Manager, cause the US LP to be in violation of any applicable law or regulation or cause a investment to be in violation of any applicable law or regulation.

Article 7
EFFECTIVE PERIOD, TERMINATION, ASSIGNMENT AND AMENDMENT

7.01	Effective Period

This Agreement shall continue in force during the Term, unless terminated as hereinafter provided or is terminated for any other reason on any other basis.

7.02	Termination
(a)	This Agreement shall be terminated if:
(i)	the Manager resigns as manager pursuant to Section 1.03;
(ii)	the US LP is wound-up or substantially all of the investments of the US LP are sold;

(iii)	the Manager consents to or makes a general assignment for the benefit of creditors, or makes a proposal to creditors under any insolvency law, or is declared bankrupt or if a liquidator, trustee in bankruptcy, custodian or receiver or receiver and manager or interim receiver or other officer with similar powers is appointed to administer the property of the Manager;
(iv)	the Manager is convicted of fraud; or
(v)	the Manager is validly removed pursuant to this Agreement and the Articles.
(b)	A party may terminate this Agreement if any other party is in material default of its material obligations hereunder and does not remedy such breach within 60 days after written notice of such default is provided by a non-defaulting party.
(c)	On termination of this Agreement or removal of the Manager, the US LP shall be required to pay to the Manager all Management Fees, which have accrued to (and including) the date of termination of this Agreement or removal of the Manager.
(d)	For clarity, resignation of the Manager is not a termination for the purposes of this section.
7.03	Transition or Termination

On termination of this Agreement for any reason, the Manager shall update, reconcile and deliver to the US LP all books and records maintained by it concerning the services provided hereunder and shall submit appropriate reports as contemplated by section 2.02 of this Agreement to the date of termination.

7.04	Assignment

No party may assign this Agreement or any benefits or obligations hereunder (except as provided in Section 3.01) without the prior written consent of the other parties, which consent may not be unreasonably withheld. Notwithstanding the foregoing, the Manager shall have the right at any time, to transfer and assign this Agreement, or any benefits or obligations hereunder, to an affiliate by providing written notice of the same to the other parties.

7.05	Amendment

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party, which consent may not be unreasonably withheld.

Article 8
GENERAL

8.01	Notice

Each notice (a “Notice”) will be in writing and will be effectively given if: (x) delivered by electronic mail to the electronic mail address for a party; (y) hand delivered personally or (z) by courier or (except during a mail disruption) sent by prepaid registered mail addressed:

(a)

if to the US LP, at:

EquityLine Capital (Delaware) LP c/o EquityLine Mortgage Investment Corp

Attention: Chief Executive Officer of EquityLine Mortgage Investment Corp.

E-mail: sergiy@equitylinefinancial.com

(b)	if to the Manager, at: Attention: Chief Executive Officer of EquityLine Service Corp. E-mail: sergiy@equitylinefinancial.com or to such other address of a party as it will specify to the other party by written notice given in the manner aforesaid. Any such Notice mailed as aforesaid will be deemed to have been given and received three (3) Business Days following the day on which it was mailed; provided, however, that in the event of an interruption of normal mail service receipt, prior to, or within 3 Business Days following the date on which a notice was mailed, then such Notice must be sent by electronic mail or hand delivery. Any Notice hand delivered will be deemed to have been given on the date of delivery, if delivered before 5:00 p.m. local time in the place of receipt on a Business Day and otherwise will be deemed to have been given on the next Business Day. Any Notice sent by electronic mail will be deemed to have been received on the day the sender sends it to the email server of the recipient, as confirmed by the sender’s electronic mail system, if that day is a Business Day and it was received before 5:00 p.m. local time in the place of receipt and otherwise on the next Business Day.

Each of the aforesaid parties may change its address for receiving notices by giving notice in the matter as set out above to the other party.

8.02	Schedules

The following schedules referred to herein and attached hereto are included in this Agreement, and the provisions of the same form a part hereof:

Schedule “A” – Definitions and Defined Terms

Schedule “B” – Specific Duties and Responsibilities

Schedule “C” – Arbitration Rules

8.03	Interpretation

Words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender and neuter gender, and words importing persons shall include firms and corporations, and vice versa. The headings in this Agreement are included for convenience of reference only and do not define or limit any of the provisions hereof or otherwise affect their construction or effect.

8.04	Calculation of Time Periods

When calculating the time within which or following which any act is to be done or step taken pursuant to this Agreement the date which is the reference day in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next business day.

8.05	Entire Agreement

This Agreement constitutes the entire agreement between the parties relating to the management and administration of the US LP and the investments and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect thereto.

8.06	Arbitration

If any dispute occurs among the parties hereto with respect to any matter which cannot be resolved by the provisions hereof or by agreement of the parties, the matter in dispute shall be resolved by arbitration pursuant to Schedule “C”.

Notwithstanding that a dispute may occur between the parties hereto, the Manager agrees that unless and until terminated under the terms of this Agreement, the Manager shall continue to provide the management services provided for pursuant to the terms of this Agreement.

8.07	Governing Laws

This Agreement shall be construed and interpreted in accordance with, enforced according to and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF the parties have hereto executed this Management and Administration Agreement dated September 8, 2020.

EQUITYLINE CAPITAL (DELAWARE) LP by its General Partner EQUITYLINE CAPITAL (DELAWARE) LLC
By:
Name: Sergiy Shchavyelyev
Title: Chief Executive Officer and Director (President)

EQUITYLINE SERVICE CORP.
By:
Name: Sergiy Shchavyelyev
Title: Chief Executive Officer and Director (President)

SCHEDULE “A”
DEFINITIONS AND DEFINED TERMS

In this Agreement, unless the subject matter or context otherwise requires, the following terms shall have the following meanings.

“Activity of the US LP” means the investment of funds in a portfolio as described in the Limited Partnership Agreement governing the US LP.

“Aggregate Funded and Committed Assets” means [NTD].

“Investment Objective” means the investment objectives of the US LP as set out in the limited partnership agreement governing the US LP.

“Management Fee” shall have the meaning attributed thereto in Section 4.01(a).

“Management Year” means initially the period from January 1, to December 31, prorated for any part year.

“Manager Fees” means, collectively, the Management Fee and the Lender Fees.

“Manager Operating Expenses” shall have the meaning attributed thereto in Section 4.05(a).

“Notice” shall have the meaning attributed thereto in Section 8.01.

“Offering and Organizational Expenses” shall have the meaning attributed thereto in Section 4.03(b).

“Term” means the period commencing upon the date of this Agreement and terminating (a) on the date upon which the US LP has ceased carrying on its Mortgage investment operations and has been wound up and all of the US LP’s investments have been sold and all proceeds therefrom realized and all other obligations and matters with respect thereto have been concluded; or (b) upon which this Agreement is terminated in accordance with Article 7.

SCHEDULE “B”
SPECIFIC DUTIES AND RESPONSIBILITIES

The Manager will:

(1)	Comply with the portfolio diversification requirements and Investment Objective of the US LP
(2)	Comply with the Credit Risk Policy of the US LP.
(3)	Comply with the Conflict of Interest and Allocation Policy of the US LP.
(4)	Conduct monitoring of the investment exposures and covenant compliance of each Mortgage investment.
(5)	Provide day-to-day management and administration of the portfolio of investments, including monitoring and servicing the collection.

SCHEDULE “C”
ARBITRATION RULES

(1)	Any dispute, controversy or claim arising under, out of or relating to this Agreement (a “Dispute”), including its formulation, validity, binding effect, interpretation, performance, breach or termination, as well as claims for non-contractual claims, is to be referred to and finally determined by arbitration in accordance with the provisions of the Arbitration Act, except as varied or excluded by this Agreement. Any party may initiate arbitration proceeding by delivering notice (a “Notice to Arbitrate”) to the other party(ies). The Notice to Arbitrate is to be in writing and is to set out a concise description of the Dispute to be submitted to arbitration. The arbitration, including the rendering of the award or decision, is to take place in Toronto, Ontario which is to be the place of arbitration. The language to be used in the arbitration will be English.
(2)	The arbitral tribunal is to be composed of one arbitrator (the “Arbitrator”). The party that delivers a Notice to Arbitrate (the “Applicant”) will, in the Notice to Arbitrate, nominate an individual to act as the Arbitrator. Within 15 days of the date of receipt of the Notice to Arbitrate, the other party(ies) (the “Respondent”) will, in writing, either signify its acceptance of the nominee or, in the alternative, propose an alternative to act as the Arbitrator. If the Applicant and the Respondent do not agree within 10 Business Days thereafter as to whom will act as Arbitrator, then either party may apply to the Supreme Court of British Columbia for the appointment of an arbitrator pursuant to the provisions of the Arbitration Act. Each of the Applicant and the Respondent will be responsible for one-half of the costs of the application. The parties will act reasonably and in good faith to select an Arbitrator who is objective, independent, knowledgeable and experienced with respect to the type of issues in dispute.
(3)	Within 10 Business Days after the appointment of the Arbitrator, the Applicant will send the Respondent a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies (the “Statement of Claim”) and the relief claimed.
(4)	Within 30 Business Days after the receipt of the Statement of Claim, the Respondent will send the Applicant a statement of defence stating in sufficient detail which of the facts and contentions of law in the Statement of Claim are admitted or denied, and, with respect to those denied, the grounds, facts and/or contentions of law relied on to support that denial and the relief claimed, together with the same matters in respect of any counterclaim against the Applicant (the “Statement of Defence”).
(5)	Within 10 Business Days after the receipt of the Statement of Defence, the Applicant may send the Respondent a statement of reply (the “Statement of Reply”). If the Respondent has made a counterclaim against the Applicant, the Respondent may then send the Applicant a Statement of Reply within the same 10 Business Days.
(6)	All Statements of Claim, Statements of Defence and Statements of Reply are to be accompanied by copies or, if the documents are especially voluminous, lists of all relevant documents on which the party concerned relies.
(7)	After submission of all of the Statements of Claim, Statements of Defence and Statements of Reply, as the case may be, the Arbitrator will give directions for the further conduct of the arbitration.

(8)	The Arbitrator may at any time, fix the date, time and place of hearings in the arbitration and will give the parties adequate notice of that date, time and place. Subject to any adjournments which the Arbitrator may allow, hearings are to be continued on successive Business Days until the hearings are concluded and the hearings shall be completed within ten (10) Business Days.
(9)	All hearings are to be conducted in private unless the parties otherwise agree. The Applicant and Respondent may be represented at any hearing by counsel or other agent.
(10)	Except as may be necessary in the course of enforcement of any award of the Arbitrator and other judicial proceedings regarding the Arbitration or that award, the parties and the Arbitrator will keep and will cause all Persons participating in the arbitration process to keep the existence and content of arbitration, including the pleadings, evidence, transcripts and awards of the Arbitrator made, strictly confidential.
(11)	All and any awards of the Arbitrator are to be made by the Arbitrator within 30 Business Days of completion of the hearings, are to be made in accordance with the rules set out in this Schedule and in writing and are final and binding on the parties, except that any party may appeal an award to the court on a question of law, a question of fact or a question of mixed fact and law as provided in the Arbitration Act Ontario and any party may apply to set aside an award as provided in section 30 of the Arbitration Act. Any award of the Arbitrator is to include pre- and post-award interest on any amount of money ordered by the Arbitrator to be paid by one or more parties.
(12)	Where there exist multiple and contemporaneous disputes, claims, questions or disagreements related to this Agreement, the resolution of those disputes, claims, questions or disagreements will be combined in a single arbitration before a single Arbitrator, who was the first Arbitrator to be appointed, conducted pursuant to this Section unless that Arbitrator determines that it is impracticable to so combine resolutions.
(13)	The costs of the arbitration, including counsel fees and disbursements and the costs and disbursements of the Arbitrator, are to be in the discretion of the Arbitrator.
(14)	Notwithstanding any other provision of this Section, a party may seek from a court of the Province of Ontario any interim relief that may be necessary to protect the rights, powers or property of that party pending the appointment of the Arbitrator. Either party may make an application to the Arbitrator seeking injunctive relief to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved.
(15)	If the parties enter into any other agreement concerning the settlement of Disputes by arbitration, the other agreement will be deemed to include all provisions of this Section unless the other agreement expressly specifies otherwise.
(16)	This Schedule survives the termination of this Agreement for any reason.